Exhibit 99.91

EXPLANATORY NOTE

The business acquisition report of Aphria Inc. (the “Company”) originally dated March 1, 2018 (the “Original BAR”) has been amended and restated by this amended and restated business acquisition report (the “Amended and Restated BAR”) in order to supersede the financial statements included with the Original BAR and replace them with the following: (i) the audited financial statements of Broken Coast (as such term is defined in the Amended and Restated BAR) as at and for the years ended December 31, 2017 and 2016 and the notes thereto, together with the independent auditor’s report thereon; (ii) the audited financial statements of Cannan (as such term is defined in the Amended and Restated BAR) as at and for the years ended December 31, 2017 and 2016 and the notes thereto, together with the independent auditor’s report thereon; and (iii) the unaudited pro forma consolidated financial statements of Aphria for the year ended May 31, 2017 and six month period ended November 30, 2017.

This Amended and Restated BAR also updates certain information in Item 2.7 and Item 3 of the Original BAR. Other than the amendments referred to above, this Amended and Restated BAR does not change any of the information contained in the Original BAR or reflect any events that have occurred after the date of the Original BAR. This explanatory note does not form a part of, and is not incorporated by reference in, the Amended and Restated BAR.

Form 51-102F4

Amended and Restated Business Acquisition Report

Item 1 Identity of Company

1.1                               Name and Address of Company

Aphria Inc. (the “Company” or “Aphria”)

245 Talbot St. W., Suite 103

Leamington, ON N8H 1N8

1.2                               Executive Officer

For further information, please contact Carl Merton, Chief Financial Officer, by telephone at (519) 398-8800.

Item 2 Details of Acquisition

2.1                               Nature of Business Acquired

On February 13, 2018 Aphria acquired 99.86% of all of the issued and outstanding Class A common shares of Broken Coast Cannabis Inc. (“Broken Coast”), a leading premium cannabis producer located in British Columbia as well as all of the issued and outstanding shares of Cannan Growers Inc. (“Cannan”) (the “Transaction”).

The closing was effected pursuant to the terms of a definitive share purchase agreement dated February 13, 2018 (the “SPA”) by and among the Company and the vendors party thereto (collectively, the “Vendors”). Pursuant to the SPA, the Company has acquired 99.86% of the Class A common shares of Broken Coast and all of the issued and outstanding shares of Cannan held by the Vendors, as applicable, for an aggregate purchase price of approximately CAN$217 million, subject to customary adjustments. The purchase price has been satisfied by Aphria issuing to the Vendors today an aggregate of 14,373,675 common shares in the capital of the Company.

2.2                               Acquisition Date

February 13, 2018.

2.3                               Consideration

As consideration for the Transaction, the purchase price was satisfied by issuing to the Vendors an aggregate of 14,373,675 common shares in the capital of the Company.

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2.4                               Effect on Financial Position

The Company does not have any plans or proposals for material changes in its business affairs, or the affairs of Broken Coast or Cannan, which would have a significant effect on the financial performance or position of the Company.

2.5                               Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company, Broken Coast or Cannan.

2.6                               Parties to Transaction

The Transaction was not with an informed person (as such term is defined in section 1.1 of National Instrument 51-102 -Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7                               Date of Report

May 10, 2018.

Item 3 Financial Statements and Other Information

The following financial statements are attached as schedules to this Amended and Restated Business Acquisition Report and form an integral part of this Amended and Restated Business Acquisition Report:

Exhibit A — Selected Unaudited Pro Forma Consolidated Financial Data

Attached as Exhibit A are the Unaudited Pro Forma Consolidated Financial Statements of Aphria for the year ended May 31, 2017 and six month period ended November 30, 2017, by combining the actual results of Aphria with the constructed results of Broken Coast and Cannan for the year ended June 30, 2017.

The constructed statements of net income for both Broken Coast and Cannan have been constructed with a period from July 1, 2016 to June 30, 2017. To arrive at this constructed period, Broken Coast and Cannan’s three months and nine months ended September 30, 2017 and 2016 were utilized to calculate results for the six months ended June 30, 2017 and June 30, 2016. The six months ended June 30, 2016 were removed from Broken Coast and Cannan’s twelve months ended December 31, 2016 results. The resulting amounts were then added to the result for the six months ended June 30, 2017.

Similarly, the constructed results for the six month period ended November 30, 2017 were calculated by combining Aphria’s actual results from June 1 to November 30, 2017 with the constructed results for Broken Coast and Cannan for the six months ended December 31, 2017. To arrive at this constructed period, Broken Coast and Cannan’s three months and nine months ended September 30, 2017 were utilized to calculate results for the six months ended June 30, 2017. The six months ended June 30, 2017 were removed from Broken Coast

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and Cannan’s twelve months ended December 31, 2017 results. All giving the effect to the successful completion of the Transaction as if the Transaction occurred on June 1, 2016.

Exhibit B - Audited Financial Statements of Broken Coast

Attached as Exhibit B hereto are the audited financial statements of Broken Coast as at and for the years ended December 31, 2017 and 2016 and the notes thereto, together with the independent auditor’s report thereon.

Exhibit C - Audited Financial Statements of Cannan

Attached as Exhibit C hereto are the audited financial statements of Cannan as at and for the years ended December 31, 2017 and 2016 and the notes thereto, together with the independent auditor’s report thereon.

Caution Regarding Unaudited Pro Forma Condensed Combined Financial Statements

This Amended and Restated Business Acquisition Report contains the unaudited pro forma consolidated financial statements of the Company comprised of the pro forma consolidated statements of net income of the Company for the six months ended November 30, 2017 and the year ended May 31, 2017, giving effect to the Transaction.

Such unaudited pro forma condensed combined financial statements have been prepared using certain of the Company’s, Broken Coast’s and Cannan’s respective historical financial statements as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing such unaudited pro forma consolidated financial statements, the Company has not independently verified the financial statements of Broken Coast or Cannan that were used to prepare the unaudited pro forma condensed combined financial statements. The historical unaudited consolidated and historical audited consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable and (ii) with respect to the unaudited pro forma consolidated statements of earnings, expected to have a continuing impact on the combined company’s results. As such, the impact from merger-related expenses is not included in the unaudited pro forma condensed combined statements of earnings. The unaudited pro forma consolidated financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the Transaction or for liabilities that may result from integration planning. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the Transaction occurred on the dates indicated.

They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments and purchase price allocation for Broken Coast and

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Cannan are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed combined financial statements. As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Forward-Looking Statements

This Amended and Restated Business Acquisition Report may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this Amended and Restated Business Acquisition Report. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. You are referred to the risk factors described in the Company’s most recent annual Management’s Discussion and Analysis, Annual Information Form and other documents on file with the Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com or on the Company’s website at www.aphria.com. The forward-looking statements and information contained in this Amended and Restated Business Acquisition Report represent the Company’s views only as of today’s date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

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Exhibit “A”

Selected Unaudited Pro Forma Consolidated Financial Data

(See attached)

Aphria Inc.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2017 AND SIX MONTHS ENDED NOVEMBER 30, 2017

(Expressed in Canadian Dollars, unless otherwise noted)

Aphria Inc.

Pro Forma Consolidated Statements of Net Income

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Aphria	Broken Coast	Cannan
	six months	six months	six months
	November 30,	December 31,	December 31,		Pro forma
	2017	2017	2017	Note 5	adjustments	Pro forma
Revenue	$14,624	$3,717	$—		$—	$18,341

Production costs	4,092	3,239	—	(f)	(1,749)	5,582
Gross profit before fair value adjustments	10,532	478	—		1,749	12,759
Fair value adjustment on sale of inventory	3,807	—	—	(f)	1,749	5,556
Fair value adjustment on growth of biological assets	(7,380)	(3,578)	—		—	(10,958)
Gross profit	14,105	4,056	—		—	18,161
Operating expenses:
General and administrative	3,708	1,187	1		—	4,896
Share-based compensation	4,709	—	—		—	4,709
Selling, marketing and promotion	4,767	350	—		—	5,117
Amortization	515	231	—	(b)	4,250	4,996
Research and development	170	—	—		—	170
	13,869	1,768	1		4,250	19,888
	236	2,288	(1)		(4,250)	(1,727)
Non-operating items:
Consulting revenue	476	19	—		—	495
Foreign exchange gain	131	—	—		—	131
Gain (loss) on marketable securities	(1,691)	—	—		—	(1,691)
(Loss) gain on sale of capital assets	(7)	—	—		—	(7)
(Loss) gain on dilution of ownership in equity investee	7,535	—	—		—	7,535
(Loss) gain from equity investee	(9,281)	—	744	(d)	(744)	(9,281)
Deferred gain on sale of intellectual property recognized	467	—	—		—	467
Finance income, net	1,912	(61)	—		—	1,851
Unrealized gain on embedded derivatives	628	—	—		—	628
Gain on long-term investments	25,157	—	—		—	25,157
	25,327	(42)	744		(744)	25,285
Income before income taxes	25,563	2,246	743		(4,994)	23,558
Income taxes	4,067	720	102	(c)	(1,126)	3,661
				(e)	(102)
Net income	21,496	1,526	641		(3,766)	19,897
Weighted average number of common shares - basic	138,775,253			(a)	14,373,675	153,148,928
Weighted average number of common shares - diluted	146,075,449			(a)	14,373,675	160,449,124
Earnings per share - basic	$0.15					$0.13
Earnings per share - diluted	$0.15					$0.12

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

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Aphria Inc.

Pro Forma Consolidated Statements of Net Income

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	For the year ended
	Aphria	Broken Coast	Cannan
	May 31,	June 30,	June 30,		Pro forma
	2017	2017	2017	Note 5	adjustments	Pro forma
Revenue	$20,438	$6,193	$—		$—	$26,631
Production costs	4,585	6,387	—	(f)	(3,449)	7,523
Gross profit before fair value adjustments	15,853	(194)	—		3,449	19,108
Fair value adjustment on sale of inventory	3,561	—	—	(f)	3,449	7,010
Fair value adjustment on growth of biological assets	(5,005)	(6,387)	—		—	(11,392)
Gross profit	17,297	6,193	—		—	23,490
Operating expenses:
General and administrative	4,678	1,594	23		—	6,295
Share-based compensation	2,399	30	—		—	2,429
Selling, marketing and promotion	6,664	561	—		—	7,225
Amortization	956	395	—	(b)	8,500	9,851
Research and development	492	—	—		—	492
Impairment of intangible asset	3,500	—	—		—	3,500
	18,689	2,580	23		8,500	29,792
	(1,392)	3,613	(23)		(8,500)	(6,302)
Non-operating items:
Consulting revenue	512	19	—		—	531
Foreign exchange gain	483	—	—		—	483
Gain (loss) on marketable securities	209	—	—		—	209
(Loss) gain on sale of capital assets	11	—	—		—	11
Gian from equity investee	210	—	1,010	(d)	(1,010)	210
Finance income, net	728	(128)	—		—	600
Gain on long-term investments	3,571	—	—		—	3,571
	5,724	(109)	1,010		(1,010)	5,615
Income before income taxes	4,332	3,504	987		(9,510)	(687)

Income taxes	134	949	132	(c)	(2,252)	(1,169)
				(e)	(132)
Net income	4,198	2,555	855		(7,126)	483
Weighted average number of common shares - basic	104,341,319			(a)	14,373,675	118,714,994
Weighted average number of common shares - diluted	111,427,893			(a)	14,373,675	125,801,568
Earnings per share - basic	$0.04					$0.00
Earnings per share - diluted	$0.04					$0.00

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

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Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(In thousands of Canadian dollars, except share and per share amounts)

1.             Basis of presentation

The accompanying unaudited pro forma consolidated financial statements are based on the historical financial statements of Aphria Inc. (“Aphria”), Broken Coast Cannabis Ltd. (“Broken Coast”), and Cannan Growers Inc. (“Cannan”), consolidated and adjusted to give effect to the acquisition by Aphria, of approximately 99.86% of the issued and outstanding shares of Broken Coast and all of the issued and outstanding shares of Cannan (the “Acquisitions”). They are presented for illustrative purposes only and may not be indicative of the consolidated company’s financial position or results of operations that would have actually occurred had the Acquisitions been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position.

The data in the unaudited pro forma consolidated statements of net income for the year ended May 31, 2017 and the six month period ended November 30, 2017 assumes that the Acquisitions took place at June 1, 2016, the beginning of the financial year.

The historical consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the Acquisitions, (2) objectively determinable, and (3) with respect to the statements of net income, expected to have a continuing impact on the consolidated results. The unaudited pro forma consolidated financial statements was based on and should be read in conjunction with the following historical financial statements and accompanying notes of Broken Coast and Cannan for the applicable periods, which are included elsewhere in the business acquisition report, and the financial statements of Aphria:

•                  Historical audited consolidated financial statements of Aphria for the year ended May 31, 2017 and the related notes;

•                  Historical unaudited condensed interim consolidated financial statements of Aphria for the three and six months ended November 30, 2017 and the related notes;

•                  Historical audited financial statements of Broken Coast for the year ended December 31, 2017 and the related notes;

•                  Historical audited financial statements of Cannan for the year ended December 31, 2017 and the related notes; and

The unaudited pro forma consolidated financial statements is presented for informational purposes only. The unaudited pro forma consolidated financial statements may not be indicative of the financial position that would have prevailed and operating results that would have been obtained if the Acquisitions had been completed on those dates or for the periods presented, nor do they claim to project the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not forecast or projection of future results. The actual financial position and results of operation of Aphria for any period following the closing of the Acquisitions will vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variations may be material. Any potential integration gains that may be realized and integration costs that may be incurred upon completion of the Acquisitions, have been excluded from the unaudited pro forma consolidated financial statements.

In the opinion of management, the accounting policies used in the preparation of the unaudited pro forma consolidated interim statements of net income for the six months ended November 30, 2017 and for the year ended May 31, 2017, include all the adjustments necessary for the fair presentation of the Acquisitions in accordance with the recognition and measurement principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and incorporate the significant accounting policies expected to be used to prepare Aphria’s consolidated financial statements. Certain financial statement line items included in Broken Coast and Cannan’s historical presentation have been disaggregated or condensed to conform to corresponding financial statement line items included in Aphria’s historical presentation.

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Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(In thousands of Canadian dollars, except share and per share amounts)

The unaudited pro forma consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”), as described in the unaudited condensed interim consolidated financial statements of Aphria for the three and nine months ended February 28, 2017. Under the acquisition method of accounting, the total estimated purchase price of an acquisition is allocated to the net tangible and intangible assets and liabilities assumed based on their estimated fair values. The pro forma adjustments related to the purchase price allocation in connection with the Acquisitions are preliminary and based upon information obtained to date and assumptions that we believe are reasonable. The actual purchase accounting adjustments are described in the unaudited condensed interim consolidated financial statements of Aphria for the three and nine months ended February 28, 2017 are preliminary and will be finalized as information becomes available, but limited to one year after the acquisition date, and may differ from those reflected in the unaudited pro forma consolidated financial statements presented above. The actual amounts that we record are based on our final allocation of the purchase price, after giving effect to the final purchase price adjustments at the closing date, and our final assessment of fair values may differ materially from those recorded in our unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated statements of net income do not reflect any acquisition costs in connection with the Acquisitions.

The unaudited pro forma consolidated statements of net income for the year ended May 31, 2017 has been derived as follows:

(i)            the consolidated statements of income and comprehensive income of Aphria for the year ended May 31, 2017 from the audited consolidated financial statements of Aphria as at May 31, 2017 and for the year then ended;

(ii)           the statement of comprehensive income of Broken Coast for the year ended December 31, 2016 from the audited financial statements of Broken Coast as at and for the year ended December 31, 2017, which was adjusted to remove the unaudited statement of comprehensive income for the six month period ended June 30, 2016 and to add the unaudited financial statement of comprehensive income for the six month period ended June 30, 2017; and

(iii)          the statement of comprehensive income of Cannan for the year ended December 31, 2016 from the audited financial statements of Cannan as at and for the year ended December 31, 2017, which was adjusted to remove the unaudited statement of comprehensive income for the six month period ended June 30, 2016 and to add the unaudited statement of comprehensive income for the six month period ended June 30, 2017.

The unaudited pro forma consolidated statements of net income for the six month period ended November 30, 2017 has been derived as follows:

(i)            the unaudited condensed interim consolidated statements of income and comprehensive income of Aphria for the six month period ended November 30, 2017 from the unaudited condensed interim consolidated financial statements of Aphria as at and for the periods ended November 30, 2017;

(ii)           the statement of comprehensive income of Broken Coast for the year ended December 31, 2017 from the audited financial statements of Broken Coast as at and for the year ended December 31, 2017, which was adjusted to remove the unaudited statement of comprehensive income for the six month period ended June 30, 2017; and

(iii)          the statement of comprehensive income of Cannan for the year ended December 31, 2017 from the audited financial statements of Cannan as at and for the year ended December 31, 2017, which was adjusted to remove the unaudited statement of comprehensive income for the six month period ended June 30, 2017.

The unaudited pro forma consolidated statements of net income for the year ended May 31, 2017 include the results Broken Coast and Cannan for the year ended June 30, 2017. The unaudited pro forma consolidated statements of net income for the six month period ended November 30, 2017 include the results Broken Coast and Cannan for the six months ended December 31, 2017.

The unaudited pro forma consolidate financial statements are only a summary and are not necessarily indicative of the results of Aphria’s, Broken Coast’s or Cannan’s future operations.

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Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(In thousands of Canadian dollars, except share and per share amounts)

2.              Description of Transaction

Effective February 1, 2018, Aphria entered into a definitive purchase agreement and acquired 99.86% of the outstanding shares of Broken Coast, through a direct acquisition of 132,576.59 shares of Broken Coast and the acquisition of 100% of the shares of Cannan which owned the remaining 33,576 outstanding shares of Broken Coast. Pursuant to the terms and conditions set forth in the definitive agreement between Aphria, Broken Coast and Cannan that was entered into effective February 1, 2017 (the “Transaction”). The total consideration transferred was $216,899 to be paid in 14,373,675 Aphria shares issued at a deemed price of $15.09 representing the 20-day VWAP of Aphria at market close on the business day immediately prior to signing of the parties initial non-binding letter of intent.

3.              Significant accounting policies

The accounting policies used in preparing the unaudited pro forma consolidated financial statements are set out in Aphria’s audited consolidated financial statements for the year ended May 31, 2017 and as described in Aphria’s unaudited condensed interim consolidated financial statements for the three months and six months ended November 30, 2017. The financial statements of Broken Coast and Cannan (which form the basis of the unaudited pro forma consolidated financial statements) were prepared in accordance with IFRS.

The pro forma consolidated financial statements do not include all the information and disclosures required by IFRS for annual financial statements and should be read in conjunction with the financial statements of Aphria, the financial statements of Broken Coast, and the financial statements of Cannan that are incorporated by reference or included herein. These pro forma statements have been prepared in thousands of Canadian dollars unless otherwise noted.

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Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(In thousands of Canadian dollars, except share and per share amounts)

4.              Fair value of consideration transferred in connection with the Acquisitions

The following table summarizes the purchase price for the Acquisitions:

				Estimated
		Number of		preliminary fair
	Note	shares	Share price	value
Consideration paid
Shares issued	(i)	14,373,675	$14.90	214,168
Total consideration paid				214,168

Net assets acquired
Current assets
Cash				1,956
Accounts receivable				305
Other current assets				43
Inventory				2,149
Biological assets				767
Long-term assets
Capital assets				12,938
Customer relationships				11,730
Corporate website				39
Licence				6,320
Non-competition agreements				1,930
Trademark & brands				72,490
Goodwill				142,707
Total assets				253,374

Current liabilities
Accounts payable and accrued liabilities				8,475
Income taxes payable				632
Non-current liabilities
Deferred tax liability				24,185
Long-term debt				5,914
Total liabilities				39,206

Total net assets acquired				$214,168

(i)                           Share price based on the closing price of the shares on February 1, 2018.

5.              Pro forma adjusments in connection with the Acquisitions

This note should be read in conjunction with Note 1 Basis of presentation; Note 2 Description of transaction; and Note 4 Fair value of consideration transferred in connection with the Acquisitions. The following summarizes the pro forma adjustments in connection with the Acquisitions to give effect to the acquisition as if it had occurred on June 1, 2016 for purposes of the pro

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Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(In thousands of Canadian dollars, except share and per share amounts)

forma consolidated statements of net income for the year ended May 31, 2017, and the pro forma consolidated statements of net income for the six months ended November 30, 2017.

(a)                   An increase in weighted average number of common shares basic and diluted to record the 14,373,675 shares issued for the Acquisitions.

(b)                   An increase in amortization of $8,500 for the year ended May 31, 2017 and $4,250 for the six months ended November 30, 2017 representing the amortization of the preliminary fair value of the intangible assets acquired from the Acquisitions.

(c)                    A reduction in income tax expense of $2,252 for the year ended May 31, 2017 and $1,126 for the six months ended November 30, 2017 representing the deferred tax impact of the the increase in amortization of the preliminary fair value of intangible assets acquired from the Acquisitions.

(d)                   A reduction in the gain from equity investee of $744 for the six months ended December 31, 2017 and $1,010 for the year ended June 30, 2017 to eliminate Cannan’s share of the income of Broken Coast.

(e)                    reduction in income tax expense of $132 for the year ended May 31, 2017 and $102 for the six months ended November 30, 2017 to eliminate the deferred tax expense recognized on Cannan’s share of the income in Broken Coast.

(f)                     A reduction in production costs of $1,749 for the three months ended September 30, 2017 and $3,449 for the year ended June 30, 2017, with a corresponding increase in fair value adjustment on sale of inventory representing the expected fair value adjustment included in cost of inventory sold, to align the accounting presentation of Broken Coast with Aphria.

6.              Pro forma net income per share

The pro forma basic and diluted earnings per share have been calculated as follows:

	For the year	For the six
	ended	months ended
	May 31,	November 30,
	2017	2017
Basic earnings per share:
Pro forma net income for the period	$483	$19,897
Average number of common shares outstanding during the period	118,714,994	153,148,928
Pro forma earnings per share - basic	$0.00	$0.13

	For the year	For the six
	ended	months ended
	May 31,	November 30,
	2017	2017
Diluted earnings per share:
Pro forma net income for the period	$483	$19,897

Average number of common shares outstanding during the period	118,714,994	153,148,928
“In the money” warrants outstanding during the period	2,697,681	2,796,468
“In the money” options outstanding during the period	4,388,893	4,503,728
	125,801,568	160,449,124
pro forma earnings per share - diluted	$0.00	$0.12

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Exhibit “B”

Audited Financial Statements of Broken Coast

(See attached)

BROKEN COAST CANNABIS LTD.

FINANCIAL STATEMENTS

31 DECEMBER 2017 AND 2016

Stated in Canadian Dollars

May 9, 2018

Independent Auditor’s Report

To the Shareholders of

Broken Coast Cannabis Ltd.

We have audited the accompanying financial statements of Broken Coast Cannabis Ltd., which comprise the statement of financial position as at December 31, 2017 and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP

245 Ouellette Avenue, Suite 300, Windsor, Ontario, Canada N9A 7J4

T: +1 519 985 8900, F: +1 519 258 5457

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Broken Coast Cannabis Ltd. as at December 31, 2017 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Windsor, Ontario, Canada

BROKEN COAST CANNABIS LTD.

Canadian Dollars

STATEMENTS OF FINANCIAL POSITION

		As at	As at
		31 December	31 December
		2017	2016

ASSETS
Current Assets
Cash		$2,112,182	$653,121
Restricted cash		250,000	—
Accounts receivable	(7)	342,449	188,139
Biological assets	(8)	544,006	536,514
Inventory	(8)	2,442,367	1,394,656
Prepaid expenses		25,041	34,869
		5,716,045	2,807,299
Non-current Assets
Property, plant, and equipment	(9)	12,757,310	3,723,098
Intangible assets	(10)	40,558	46,646
		12,797,868	3,769,744
		$18,513,913	$6,577,043

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	(13)	$1,756,612	$421,569
Goods and services tax payable		40,839	50,339
Corporate taxes payable	(17)	817,382	264,907
Deferred revenue	(3)	64,926	14,867
Bank loans payable	(11)	5,749,754	1,329,524
Note payable	(12)	250,000	250,000
		8,679,513	2,331,206
Non-current Liabilities
Deferred income tax liability	(17)	487,156	197,746
		9,166,669	2,528,952
EQUITY
Share capital	(14)	4,255,530	1,749,856
Retained earnings		5,091,714	2,298,235
		9,347,244	4,048,091
		$18,513,913	$6,577,043

Related party transactions	(13)
Contingent liability	(18)
Subsequent events	(19)

The financial statements were approved by the board of directors on 8 May 2018 and were signed on its behalf by:

“Roberto Bresciani”
Roberto Bresciani, Director

— The accompanying notes form an integral part of the financial statements —

BROKEN COAST CANNABIS LTD.

Canadian Dollars

STATEMENTS OF COMPREHENSIVE INCOME

		Year ended	Year ended
		31 December	31 December
		2017	2016
CONTINUING OPERATIONS
Sales		$9,976,536	$4,596,387
Cost of sales (recovery)
Gain on changes in fair value of biological asset	(8)	(7,477,300)	(4,422,779)
Inventory expense to cost of sales		7,962,273	4,254,624
Processing fees		192,587	78,552
Production costs		327,304	551,905
Cost of sales		1,004,864	462,302
Gross margin		8,971,672	4,134,085

General and administrative expenses
Salaries and wages		2,302,033	651,714
Advertising and promotion		958,328	403,864
Amortization of property, plant and equipment	(9)	670,306	186,980
Rental		96,943	161,210
Sub-contracts and consulting		79,098	150,655
Professional fees		109,177	65,558
Interest on long-term debt		102,091	58,274
Supplies		142,699	37,280
Office		190,717	36,729
Share based payments	(14)	—	29,634
Licenses and memberships		28,244	28,586
Interest and bank charges		18,391	16,996
Travel		32,614	15,228
Insurance		43,245	12,279
Amortization of intangible assets	(10)	16,356	11,517
Utilities		5,085	9,172
Bad debts	(7)	43,245	3,947
		4,838,572	1,879,623

Income from operations		4,133,100	2,254,462
Other income		87,280	—
Other expenses		(38,648)	—
		48,632	—
Net income and comprehensive income before income taxes		4,181,732	2,254,462
Deferred income tax expense	(17)	(289,410)	(128,820)
Current income tax expense	(17)	(1,098,843)	(264,907)
Net income and comprehensive income for the year		$2,793,479	$1,860,735

— The accompanying notes form an integral part of the financial statements —

BROKEN COAST CANNABIS LTD.

Canadian Dollars

STATEMENTS OF CHANGES IN EQUITY

			Retained	Shareholders’
	Shares	Amount	Earnings	Equity

BALANCE AT 31 DECEMBER 2015	121,107	$945,504	$437,500	$1,383,004
Issuance of shares for services	140	29,634	—	29,634
Issuance of shares for cash	3,660	774,718	—	774,718
Net income for the year	—	—	1,860,735	1,860,735

BALANCE AT 31 DECEMBER 2016	124,907	$1,749,856	$2,298,235	$4,048,091
Issuance of shares for assets	10,669	2,255,674	—	2,255,674
Issuance of shares for cash	184	250,000	—	250,000
Net income for the year	—	—	2,793,479	2,793,479

BALANCE AT 31 DECEMBER 2017	135,760	$4,255,530	$5,091,714	$9,347,244

— The accompanying notes form an integral part of the financial statements —

BROKEN COAST CANNABIS LTD.

Canadian Dollars

STATEMENTS OF CASH FLOWS

	Year	Year
	Ended	Ended
	31 December	31 December
	2017	2016

OPERATING ACTIVITIES
Income for the Year	$2,793,479	$1,860,735
Items not Affecting Cash
Gain on change in fair value of biological assets	(7,477,300)	(4,422,779)
Share-based payments	—	29,634
Amortization of property, plant and equipment	670,306	186,980
Amortization of intangible assets	16,356	11,517
Accretion of interest	—	7,192
Deferred income tax expense	289,410	128,820
	(3,707,749)	(2,197,901)
Net Change in Non-cash Working Capital
Accounts receivable	(154,310)	(67,780)
Inventory	6,422,097	3,470,409
Prepaid expenses	9,828	(23,211)
Accounts payable and accrued liabilities	1,335,043	221,088
Goods and services tax payable	(9,500)	3,184
Corporate taxes payable	552,475	264,907
Deferred revenue	50,059	(33,141)
	8,205,692	3,835,456
	4,497,943	1,637,555

INVESTING ACTIVITIES
Education grants received (advanced)	—	21,000
Purchase of property, plant and equipment	(5,688,844)	(3,196,081)
Purchase of intangible assets	(10,268)	(1,151)
	(5,699,112)	(3,176,232)

FINANCING ACTIVITIES
Proceeds on promissory note	250,000	350,000
Repayment of promissory note	(250,000)	(350,000)
Advances from (to) related parties	—	(385,030)
Proceeds from sale of shares	250,000	774,718
Proceeds on bank loans payable	2,815,908	1,329,524
Repayment of bank loans payable	(155,678)	—
	2,910,230	1,719,212
Net Increase in Cash	1,709,061	180,535
Cash position — beginning of year	653,121	472,586
Cash Position — End of Year	$2,362,182	$653,121
Supplementary Disclosure of Cash Flow Information
Shares issued for property acquisition (Note 9)	$2,255,674	$—
Assumption of mortgage for property acquisition (Note 9)	$1,760,000	$—

— The accompanying notes form an integral part of the financial statements —

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

1)             Nature of operations

Broken Coast Cannabis Ltd. (the “Company”, or “Broken Coast”), formerly Greenleaf Medicinals Ltd., was incorporated under the Canada Business Corporations Act of British Columbia on 21 February 2013.

The registered and records office of the Company is 4th Floor, 931 Fort Street, Victoria, BC, V8V 3K3.

The Company is a licensed producer of medical marihuana based in Duncan, British Columbia, licensed under the Controlled Drugs and Substances Act (Canada). The principal activities of the Company are the production and sale of medical marihuana as regulated by the Access to Cannabis for Medicinal Purposes Regulations (“ACMPR”)

2)             Basis of preparation — Statement of Compliance

The financial statements of the Company have been prepared in accordance with IFRS and related IFRS Interpretations Committee (“IFRICs”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved by the board of directors and authorized for issue on 8 May 2018.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgments, and assumptions that affect the application of the Company’s accounting policies and reported amounts of assets and liabilities, profit and expenses. The areas involving a higher degree of judgements or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed Note 4. The estimates and associated assumptions are based on current facts and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

3)             Summary of significant accounting policies

a)             Basis of measurement

These financial statements have been prepared in Canadian dollars on a historical cost basis except for biological assets, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. These financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company.

b)             Biological assets

The Company measures biological assets consisting of medicinal cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest.

c)              Inventory

Inventories of harvested finished goods and packing materials are recorded at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

d)             Measurement uncertainty

The preparation of these financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

The Company’s key estimates relate to the valuation and estimated useful lives of property, plant and equipment, and the fair value measurement of inventory and biological assets. Actual results may differ from these estimates.

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. These estimates require the extensive use of judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

e)              Property, plant and equipment and intangibles

Amortization is charged so as to write off the cost of the asset using the stated method over the estimated useful lives as follows:

Computer equipment	Straight-line	3 years
Equipment	Straight-line	5 years
Security equipment	Straight-line	5 years
Building	Straight-line	10 years
Website	Straight-line	5 years
Construction in progress	No term	Not amortized

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, are capitalized. Directly attributable expenses incurred for major capital projects and site preparation are capitalized until the asset is brought to a working condition for its intended use.

The costs of day-to-day servicing are recognized in profit or loss as incurred. These costs are more commonly referred to as “maintenance and repairs.”

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalized at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings is utilized. Capitalization of borrowing costs ceases when the asset is substantially complete.

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

The amortization method, useful life and residual values are assessed annually.

Subsequent costs

The cost of replacing part of an item within property, plant and equipment is recognized when the cost is incurred if it is probable that the future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized as an expense as incurred.

Impairment

The Company’s tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

f)               Revenue recognition

Revenue is recognized at the fair value consideration received or receivable. Revenue from the sale of goods is recognized when all of the following conditions have been satisfied, which is generally met once the products are shipped to customers.

•                  The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•                  The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                  The amount of revenue can be reliably measured;

•                  It is probable that the economic benefits associated with the transaction will flow to the entity; and

•                  The costs incurred or to be incurred in respect of the transaction can be reliably measured.

As at 31 December 2017 the Company recognized deferred revenue totaling $64,926 (2016 - $14,867) for sales made to customers via the Company’s website for which products have not been shipped to customers.

g)             Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred. To date, no development costs have been capitalized.

h)             Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and are amortized over the vesting periods using a graded attribution approach. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received.

i)                Joint arrangements

The Company applies IFRS 11 to all joint arrangements. Under IFRS 11 investments in Joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. Joint arrangements that are classified as joint operations are accounted for using the proportionate consolidation method whereby the Company recognizes its share of the assets, liabilities, revenues and expenses of the joint operations. Joint arrangements classified as joint ventures are accounted for using the equity method.

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

j)                Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the Statement of Comprehensive Income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

k)             Financial instruments

All financial instruments must be recognized, initially, at fair value on the statement of financial position. The Company has classified each financial instrument into the following categories: “held-for-trading,” “loans and receivables,” “other financial liabilities”, and “fair value through profit and loss”. Subsequent measurement of the financial instruments is based on their respective classification. Unrealized gains and losses on held-for-trading instruments are recognized in earnings. The other categories of financial instruments are recognized at amortized cost using the effective interest method. The Company had made the following classifications:

Financial Assets or Liabilities	Category
Cash	Loans and receivables
Accounts receivable	Loans and receivables
Bank loans payable	Other financial liabilities
Note payable	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

l)                Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

4)             Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the financial statements.

a)             Key sources of estimation uncertainty

Useful life of property, plant and equipment

The Company reviews the estimated lives of its property, plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended 31 December 2017 or 2016.

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate for spoiled or expired inventory and compares the inventory cost verses net realizable value.

5)             Accounting standards issued but not yet effective

The following accounting standards have been issued by the International Accounting Standards Board but are not yet effective for the Company; both the effective date and the expected impact are noted, based on the information currently available.

a)             IFRS 9, Financial Instruments

IFRS 9 was initially issued by the IASB on 12 November 2009 and issued in its completed version in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple rules in IAS 39 with a measurement model for debt instruments having three categories: amortized cost, fair value through OCI and fair value through profit and loss. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Financial assets that are equity instruments are measured at fair value through profit and loss unless irrevocably designated as fair value through OCI. The new standard also requires a single impairment method to be used, based on expected credit losses, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for financial years beginning on or after 1 January 2018.

b)             IFRS 15, Revenue from Contract with Customers

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted, specifies how and when to recognize revenue and enhances relevant disclosures to be applied to all contracts with customers.

The Company is currently assessing the effects of these new standards and intends to adopt them on their effective dates.

6)             Financial instrument classification and measurement

Financial instruments of the Company carried on the statement of financial position are carried at amortized cost. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 December 2017.

The Company classifies the fair value of these transactions according to the following hierarchy.

•                  Level 1 — quoted prices in active markets for identical financial instruments.

•                  Level 2 — quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

•                  Level 3 — valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

a)             Fair values of financial assets and liabilities

The Company’s financial instruments include cash, restricted cash, accounts receivable, accounts payable and accrued liabilities, bank loans payable, and notes payable. As at 31 December 2017 and 2016, the carrying value of cash is fair value. Amounts receivable, accounts payable and accrued liabilities, bank loans payable, and note payable approximate their fair value due to their short-term nature.

b)             Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

c)              Credit risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Company is exposed to credit risk from customers. The Company has a significant number of customers which minimizes the concentration of credit risk. Further mitigation of credit risk is achieved as the Company’s retail customers pay for their purchases before goods are shipped. The Company’s retail sales comprise 90% (2016 - 99%) of gross sales; accordingly, the Company is not exposed to significant credit risk.

d)             Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is exposed to interest rate risk on variable rate term loan with Vancity. A 1% shift in the Company’s variable rate term loan would result in an impact of approximately $30,000.

e)              Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s operations are limited to Canada which significantly reduces exposure to currency risk. As at 31 December 2017 and 2016, the Company holds no cash denominated in foreign currency and therefore is not exposed to significant foreign currency risk.

f)               Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company controls liquidity risk by ensuring that it has sufficient cash resources to pay for its financial obligations. As at 31 December 2017, the Company had a cash balance of $2,112,182 to settle current monetary liabilities of $8,614,587 which are due within one year. Subsequent to year-end, the Company was acquired by Aphria Inc. and the bank loans payable have been repaid in full. Accordingly, the Company is not significantly exposed to liquidity risk. The Company is obligated to the following contractual maturities of cash flows:

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

	Carrying	Contractual
	amount	Cash flows	Year 1	Years 2-5
Accounts payable and accrued liabilities	$1,756,612	$1,756,612	$1,756,612	$—
Goods and services tax payable	40,839	40,839	40,839	—
Corporate taxes payable	817,382	817,382	817,382
Note payable	250,000	250,000	250,000	—
Bank loans payable	5,749,754	5,749,754	5,749,754
Total	$8,614,587	$8,614,587	$8,614,587	$—

7)             Accounts receivable

	31 December	31 December
	2017	2016
Trade accounts receivables	$382,449	$192,086
Impairment of trade accounts receivable	(40,000)	(3,947)
	$342,449	$188,139

During the year ended December 31, 2017, the Company impaired accounts receivable in the amount of $43,245 (2016 - $3,947) relating to uncollectable accounts and reported total bad debt expense of $43,245 (2016 – $3,947).

8)             Biological assets and inventory

The Company’s biological assets consist of medicinal cannabis plants. As at 31 December 2017 and 2016 the Company’s biological assets are comprised of:

	31 December	31 December
	2017	2016
Opening balance	$536,514	$263,633
Changes in fair value due to biological transformation	7,477,300	4,422,779
Transfer to inventory upon harvest	(7,469,808)	(4,149,898)
Closing Balance	$544,006	$536,514

All of the plants are to be harvested as agricultural produce. The significant assumptions used in determining the fair value of biological assets are as follows:

i)                 Expected yields by plant;

ii)              stage of growth;

iii)           selling prices;

iv)          wastage; and

v)             harvesting and selling costs.

The Company estimates the harvest yields for the plants at various stages of growth. The Company’s estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Sales price used in the valuation of biological assets is based on the average selling price of all cannabis products, and can vary based on different strains being grown as well as proportion of sales derived from wholesale compared to retail. Selling costs vary depending on methods of selling, and are considered based on the expected method of selling and the determined additional costs which would be incurred. Expected yields for the cannabis plant is also subject to variety of factors, such as strains being grown, length of growing cycle, and space allocated for growing.

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

Management reviews all significant inputs based on historical information obtained as well as based on planned production schedules. Only when there is a material change from the existing expected fair value used for cannabis does the Company make any adjustments to the fair value used. During the period, there was no material change to these inputs and therefore there has been no change in the determined fair value per plant.

Inventory is comprised of the following items:

	31 December	31 December
	2017	2016
Finished goods — dry cannabis	$242,013	$835,453
Finished goods — cannabis oils	139,795	38,038
Harvested produce	1,999,217	463,072
Materials, supplies, and products for resale	61,342	58,093
	$2,442,367	$1,394,656

The Company estimates the harvest yields for the plants at various stages of growth. As of 31 December 2017, it is expected that the Company’s biological assets will yield approximately 468kg (2016 – 71kg). The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. As at 31 December 2017, the Company held 546kg of dry cannabis (2016 – 81kg) and 125kg of cannabis oil (2016 – 15kg).

9)             Property, plant and equipment

Details are as follows:

				Computer
	Construction			and security
	in progress	Land	Buildings	equipment	Equipment	Total

COST OR DEEMED COST
At 31 December 2015	$—	$—	$622,655	$94,850	$136,431	$853,936
Additions	2,632,813	—	—	221,615	341,653	3,196,081
At 31 December 2016	2,632,813	—	622,655	316,465	478,084	4,050,017
Additions	5,055,696	736,100	3,618,005	73,334	221,383	9,704,518
Transfers	(2,632,813)	—	2,632,813	—	—	—
At 31 December 2017	5,055,696	736,100	6,873,473	389,799	699,467	13,754,535

AMORTIZATION
At 31 December 2015	$—	$—	$76,596	$36,929	$26,414	$139,939
Additions	—	—	62,266	68,545	56,169	186,980
At 31 December 2016	—	—	138,862	105,474	82,583	326,919
Additions	—	—	548,211	31,005	91,090	670,306
At 31 December 2017	—	—	687,073	136,479	173,673	997,225

CARRYING AMOUNTS
At 31 December 2016	$2,632,813	$—	$483,793	210,991	395,501	3,723,098
At 31 December 2017	$5,055,696	$736,100	$6,186,400	253,320	525,794	12,757,310

Property, plant and equipment are stated, in the statement of financial position, at cost less accumulated amortization and accumulated impairment losses. Assets in the course of construction are carried at cost, less any recognized impairment loss. Amortization of these assets commences when the assets are ready for their intended

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

use. The cost of property, plant and equipment includes directly attributed incremental costs incurred in their acquisition and installation.

Assets held under capital lease are depreciated over their expected useful lives on the same basis as owned assets, or where shorter, the term of the relevant lease. The gain or loss arising on the disposal or retirement of an item of equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the Statement of Comprehensive Income. Amortization is charged so as to write off the cost of the asset over the estimated useful lives.

10)      Intangible assets

Details are as follows:

	Website	Total

COST OR DEEMED COST
Balance at 31 December 2015	$67,099	$67,099
Additions	1,151	1,151
Balance at 31 December 2016	68,250	68,250
Additions	10,268	10,268
Balance at 31 December 2017	$78,518	$78,518

AMORTIZATION
Balance at 31 December 2015	$10,087	$10,087
Additions	11,517	11,517
Balance at 31 December 2016	21,604	21,604
Additions	16,356	16,356
Balance at 31 December 2017	$37,960	$37,960

CARRYING AMOUNTS
At 31 December 2016	$46,646	$46,646
At 31 December 2017	$40,558	$40,558

11)      Bank loans payable

On 16 June 2016, the Company entered into a variable short-term business loan with Vancity Credit Union (the “Bank”). During the year ended 31 December 2017, the Company renegotiated the variable short-term business loan with the Bank and entered into a fixed rate term loan bearing interest at a fixed rate of 3.28% per annum, calculated semi-annually not in advance. As at 31 December 2017, the current balance of the fixed rate term loan is $1,215,870 (2016 - $1,329,524)

On 26 April 2017, the Company entered into a fixed rate mortgage agreement with the Bank. The mortgage was used to secure the purchase of land and building in which the Company operates (Note 9). The mortgage was obtained for $1,760,000 bearing interest at a fixed rate of 3.27% per annum, calculated semi-annually not in advance. As at 31 December 2017, the current balance of the mortgage payable was $1,717,976 (2016 - $nil).

On 20 October 2017, the Company entered into a variable rate term loan with the Bank. The term loan was obtained for $3,000,000 bearing interest at a rate of prime plus 2%, calculated semi-annually not in advance. As at 31 December 2017, the current balance of the variable rate term loan payable was $2,815,908 (2016 - $nil).

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

The loans are all due payable on demand, and are secured by corporate and personal guarantors, as well as a general security interest in all present and after acquired property registered (1st position) at the Personal Property Registry against the Company.

Pursuant to the loan agreements, the Company must maintain a Debt Service Coverage Ratio of a minimum of 1.35 and a Debt to Equity Ratio not exceeding 2:1 to be in effect at all times. Default occurs if breach of the above covenants are not corrected within 15 days of notice having been provided to the Company. As at 31 December 2017, the Company was not in breach of the financial reporting covenants.

In addition to the above covenants, the Company shall not, without prior written consent of the Bank, alter the ownership of any capital stock of the Company. During the year ended 31 December 2017, the Company issued shares from treasury; accordingly, the Company is in breach of this covenant and the bank loans have been classified as a current liability.

12)      Note payable

On 4 March 2015 the Company entered into a Binding Heads of Agreement (the “Agreement’) with Capital Mining Limited (“CMY”) whereby CMY agrees to acquire certain shares in the Company. Upon execution of the Agreement, CMY agrees to make a loan available to the Company in the amount of $500,000. The loan is unsecured, and bears no interest. On 4 March 2016, at the election of the Company, $250,000 of the loan shall be forgiven and the remaining $250,000 of the principal amount shall be repaid to CMY in cash; or, the principal amount will be converted into common shares of the Company at an issue price based on a valuation of all issued and allotted shares of the Company. During the year ended 31 December 2015, the Company elected to accept forgiveness of the $250,000 and repay the remaining $250,000. However, the Company did not repay the $250,000 on 4 March 2016 as required by the Agreement. Accordingly, CMY commenced legal proceedings against the Company to recover the full $500,000 note payable. In an effort to resolve the claim, the Company and CMY agreed to participate in mediation in the Court of Western Australia. On 24 March 2017, the Company and CMY entered into a deed of settlement and agreed to settle the note payable for $250,000.

During the year ended 31 December 2017, the Company entered into an agreement (the “Grass Roots Agreement”) with Grass Roots Pharmaceutical Inc. (“Grass Roots”) to define their respective rights and responsibilities with respect to developing and producing active ingredients for the development, production, and sale of cannabis softgels. Pursuant to the Grass Roots Agreement, Grass Roots shall invest not less than $1,500,000 in developing a production facility on land owned by the Company. The company shall supply bulk cannabis and other ingredients required for the production of cannabis softgels, to be produced by Grass Roots. The Company will also market, sell and deliver cannabis softgels to registered medicinal clients.

Grass Roots funded $250,000 during the year as the initial working capital. As per the Grass Roots Agreement, the Company is required to maintain a minimum cash balance of $250,000 for the life of the arrangement. As such, the cash advanced from Grass Roots is not available for general working capital purposes and is presented as restricted on the statements of financial position.

	31 December	31 December
	2017	2016
Opening balance	$250,000	$242,808
Accretion of interest expense	—	7,192
Repayment of note payable to Capital Mining Limited	(250,000)	—
Advances of note payable from Grass Roots Pharmaceuticals Inc.	250,000	—
Closing Balance	$250,000	$250,000

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

13)      Related party transactions

Transactions and balances with related parties not disclosed elsewhere in the financial statements are as follows for the years ended 31 December 2017 and 31 December 2016.

	Year ended	Year ended
	31 December	31 December
	2017	2016
Production costs	80,062	71,543
Salaries and wages of key management	257,490	230,281
Rental	50,778	152,519
Sub-contracts and consulting	51,051	33,518
Professional fees	38,471	27,780

These transactions were in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities as at 31 December 2017, is $3,420 (2016 - $7,480) owing to related parties. Also included in accounts payable and accrued liabilities are amounts owing to directors of the Company and a company controlled by the Director of the Company of $nil (2016 - $111,943).

Pursuant to a promissory note dated 13 May 2016, the Company was advanced $350,000 from a company controlled by a director of the Company. The promissory note is unsecured and bears interest at a rate of 15% per annum, calculated and compounded monthly. On 16 November 2016, the Company entered into an assignment and novation agreement whereby the principal amount of the loan was assigned to a shareholder of the Company. On 17 November 2016, the promissory note was converted into common shares of the Company (Note 14).

On 1 June 2016, the Company entered into promissory notes with shareholders of the Company. The promissory notes have a principal balance of $175,000, are unsecured, and bear interest at a rate of 15% per annum. Interest totalling $24,345 was paid in connection with the promissory notes during the year ended 31 December 2016. On 17 November 2016, the Company repaid the principal balance of the notes.

14)      Share capital

a)             Authorized:

Unlimited common shares without par value.

Class “A”: Unlimited common voting, non-participating, shares without par value.

Class “C”: Unlimited common non-voting, participating, shares without par value.

Class “D”: Unlimited common non-voting, participating, shares without par value.

b)             Issued or allotted and fully paid:

On 1 November 2016, the Company issued 140 Class A voting common shares for services at a price of $211.67 per share for $29,634.

On 17 November 2016, the Company issued 3,660 Class A voting common shares at a price of $211.67 per share for proceeds of $774,718. As consideration for the shares, the Company received cash proceeds of $427,718 and forgiveness of a promissory note in the amount of $350,000.

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

On 31 March 2017, the Company issued 10,669 Class A voting common shares to a company controlled by the father of a director of the Company at a price of $211.42 per share in connection with the acquisition of land and buildings (Note 9).

On 15 May 2017, the Company issued 184 Class A voting common shares at a price of $1,357.71 per share for cash proceeds of $250,000 to an arms-length party.

c)              Summary of stock option and warrant activity

The Company has no stock options or warrants outstanding as at 31 December 2017 or 2016.

15)      Segmented disclosure

The Company operates in only one industry segment, the production and sale of medicinal marihuana, and holds assets only in Canada. All revenues are generated in Canada.

16)      Capital management

The Company’s capital consists of shareholders’ equity. The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing, selling assets, and incurring debt. The Company invests all capital that is surplus to its immediate operational needs in short-term, highly liquid, high-grade financial instruments. As at 31 December 2017 total managed capital was comprised of shareholder’s equity of $9,347,244. There were no changes to the Company’s approach to capital management during the period. The Company is not subject to externally imposed capital requirements.

17)      Income taxes

The following table reconciles the expected income taxes at the Canadian statutory income tax rates to the amounts recognized in the statements of financial position as at 31 December 2017 and 31 December 2016:

	31 December	31 December
	2017	2016
Net income and comprehensive income for the year before income tax	$4,181,732	$2,254,462
Statutory tax rate	12.50%	13.00%
Expected income tax expense	522,717	293,080
Non-deductible items	8,464	515
Income tax paid above the small business limit	537,781	99,954
Other	29,881	179
Change in deferred tax liability	—	(128,821)
Total income tax expense	$1,098,843	$264,907

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax assets at 31 December 2017 and 31 December 2016 are comprised of the following:

BROKEN COAST CANNABIS LTD.

Canadian Dollars

NOTES TO THE FINANCIAL STATEMENTS

	31 December	31 December
	2017	2016
Biological assets and inventory	$(405,089)	$(180,028)
Property, plant and equipment	(82,067)	(17,718)
Deferred tax liability	$(487,156)	$(197,746)

18)      Contingent liability

In 2014, the Company was named as defendant in a claim regarding an alleged trademark infringement in connection with the Company’s former name, Greenleaf Medicinals Ltd. the amount of the potential damages are unknown; accordingly, no provision has been recorded in these financial statements.

19)      Subsequent events

On 15 January 2018, the Company cancelled 2,000 common non-voting class C shares, and 1,000 common non-voting Class D shares.

On 4 February 2018, a minority shareholder of the Company gave notice to the Board of Directors and other shareholders’ of the Company that they were not given proper notice of the proposed sale transaction described below as per the shareholders’ agreement. Furthermore, the minority shareholder has claimed that had they been given notice they would have exercised a right to acquire Broken Coast. In their notice, the minority shareholder, has reserved all rights to pursue the recovery of damages against the parties to the shareholders’ agreement in connection with this claim. Management asserts that this is a baseless claim, the financial impact of which cannot be determined. Accordingly, no provision has been recorded in the financial statements.

Effective 1 February 2018, the Company was acquired by Aphria Inc. (“Aphria”) in a previously announced acquisition (the “Transaction”) acquiring 99.86% of all of the issued and outstanding Class A common shares of Broken Coast. The closing was effected pursuant to the terms of a definitive share purchase agreement (the “SPA”) dated 13 February 2018 by and among Aphria and the vendors party thereto (collectively, the “Vendors”). Pursuant to the SPA, Aphria has acquired the Class A common shares held by the Vendors for an aggregate purchase price of $217 million, subject to customary adjustments. The purchase price has been satisfied by Aphria issuing to the Vendors an aggregate of 14,373,675 common shares in the capital of Aphria.

20)      Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation for the current year.

Exhibit “C”

Audited Financial Statements of Cannan

(See attached)

CANNAN GROWERS INC.

FINANCIAL STATEMENTS

31 DECEMBER 2017 AND 31 DECEMBER 2016

Stated in Canadian Dollars

i

May 9, 2018

Independent Auditor’s Report

To the Shareholders of

Cannan Growers Inc.

We have audited the accompanying financial statements of Cannan Growers Inc., which comprise the statement of financial position as at December 31, 2017 and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP

245 Ouellette Avenue, Suite 300, Windsor, Ontario, Canada N9A 7J4

T: +1 519 985 8900, F: +1 519 258 5457

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cannan Growers Inc. as at December 31, 2017 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restated Comparative Information

The financial statements of Cannan Growers Inc. for the year ended December 31, 2016 (prior to the restatement described in Note 4 to the financial statements) were audited by another auditor who expressed an unmodified opinion on those financial statements on February 15, 2018.

As part of our audit of the financial statements of Cannan Growers Inc., for the year ended December 31, 2017, we also audited the adjustments described in Note 4 that were applied to restate the financial statements for the year ended December 31, 2016. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the financial statements of Cannan Growers Inc. for the year ended December 31, 2016 other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements for the year ended December 31, 2016 taken as a whole.

The statement of financial position as at January 1, 2016 was not audited or reviewed.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Windsor, Ontario, Canada

CANNAN GROWERS INC.

Canadian Funds

STATEMENTS OF FINANCIAL POSITION

		As at	As at	As at
		31 December	31 December	01 January
	Note	2017	2016	2016
				(unaudited,
			(restated	restated
			note 4)	note 4)
ASSETS

Current Assets
Cash		$12,389	$165	$—
Accounts receivable		—	—	913
		12,389	165	913
Non-current Assets
Investment in equity investee	(8)	4,136,359	3,045,459	1,783,962
Due from related parties	(9)	—	44,344	58,375
		4,136,359	3,089,803	1,842,337
		$4,148,748	$3,089,968	$1,843,250

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$28,596	$19,642	$2,500
Due to shareholders	(9)	1,197,585	1,216,512	1,716,512
		1,226,181	1,236,154	1,719,012
Non-current Liabilities
Deferred tax liability	(12)	436,607	70,300	14,300
		1,662,788	1,306,454	1,733,312
EQUITY
Share capital	(10)	1,274,818	1,274,818	100
Retained earnings		1,211,142	508,696	109,838
		2,485,960	1,783,514	109,938
		$4,148,748	$3,089,968	$1,843,250
Nature of operations		(1)
Basis of preparation - Statement of Compliance		(2)

The financial statements were approved by the board of directors on 8 May 2018 and were signed on its behalf by:

“Roberto Bresciani”
Roberto Bresciani, Director

The accompany notes form an integral part of these financial statements

1

CANNAN GROWERS INC.

Canadian Funds

STATEMENTS OF COMPREHENSIVE INCOME

		Year ended	Year ended
		31 December	31 December
	Note	2017	2016
			(restated
			note 4)
INCOME
Income from equity investee	(8)	1,090,900	486,779

EXPENSES

General and administrative
Accounting fees		$19,466	$22,381
Legal Fees		2,615	9,467
Bank charges and interest		66	73

Income before income taxes		1,068,753	454,858

Deferred income tax expense	(12)	(366,307)	(56,000)

Net income and comprehensive income		$702,446	$398,858

The accompany notes form an integral part of these financial statements

2

CANNAN GROWERS INC.

Canadian Funds

STATEMENTS OF CHANGES IN EQUITY

			Retained	Shareholders’
	Shares	Amount	earnings	equity
			(restated	(restated
			note 4)	note 4)
BALANCE 01 JANUARY 2016	100	$100	$109,838	$109,938
Share split	9,094	—	—	—
Shares for debt	2,029	1,274,718	—	1,274,718
Net income and comprehensive income	—	—	398,858	398,858

BALANCE 31 DECEMBER 2016	11,223	$1,274,818	$508,696	$1,783,514
Net income and comprehensive income	—	—	702,446	702,446

BALANCE 31 DECEMBER 2017	11,223	$1,274,818	$1,211,142	$2,485,960

The accompany notes form an integral part of these financial statements

3

CANNAN GROWERS INC.

Canadian Funds

STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	31 December	31 December
	2017	2016
		(restated
		note 4)
OPERATING ACTIVITIES
Net income and comprehensive income for the year	$702,446	$398,858

Adjustments to determine cash flows:
Income from equity investee	(1,090,900)	(486,779)
Deferred income taxes	366,307	56,000

Net Change in Non-cash Working Capital
Amounts receivable	—	913
Amounts payable and accrued liabilities	8,954	17,141

	(715,639)	(412,725)

Cash flow used by operations	(13,193)	(13,867)

INVESTING ACTIVITIES
Investment in equity investee	—	(424,718)
	—	(424,718)
FINANCING ACTIVITIES
Advances from related parties	44,344	58,376
Advances to related parties	—	(37,500)
Advances from shareholder	—	417,874
Advances to shareholders	(18,927)	—

	25,417	438,750

Net Increase in Cash	12,224	165
Cash position — beginning of year	165	—

Cash position — end of year	$12,389	$165

The accompany notes form an integral part of these financial statements

4

CANNAN GROWERS INC.

Canadian Funds

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

1)             Nature of operations

Cannan Growers Inc. (the Company) was incorporated on 29 August 2013 under the Business Corporations Act of British Columbia and its principle business is to hold investment funds in Canadian Controlled Private Corporations.

The address of the Company’s corporate and administrative office is located #3709 1st Avenue, Burnaby, BC, V5C 3V6 and its operations are within the Province of British Columbia.

2)             Basis of preparation — Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved by the board of directors and authorized for issue on 8 May 2018.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgements, and assumptions that affect that application of the Company’s accounting policies and reported amounts of assets and liabilities, profit and expenses. The areas involving a higher degree of judgements or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5. The estimates and associated assumptions are based on current facts and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

3)             Summary of significant accounting policies

a)             Basis of measurement

These financial statements have been prepared in Canadian dollars on a historical cost basis. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. These financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company.

b)             Measurement uncertainty

The preparation of these financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

The Company’s key estimates relate to the valuation for deferred tax assets and liabilities. Actual results may differ from these estimates.

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. These estimates require the extensive use of judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

5

CANNAN GROWERS INC.

Canadian Funds

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

c)              Financial instruments

All financial instruments must be recognized, initially, at fair value on the statements of financial position. The Company has classified each financial instrument into the following categories: “fair value through profit or loss,” “loans and receivables,” and “other liabilities.” Subsequent measurement of the financial instruments is based on their respective classification. Unrealized gains and losses on fair value through profit or loss instruments are recognized in earnings. The other categories of financial instruments are recognized at amortized cost using the effective interest method. The Company has made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	Loans and receivables
Due from related parties	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Due to shareholders	Other liabilities

d)             Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statements of comprehensive income except to the extent it relates to items recognized in equity.

Current income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the statements of financial position and their corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•                  are generally recognized for all taxable temporary differences;

•                  are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•                  are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

6

CANNAN GROWERS INC.

Canadian Funds

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

Deferred tax assets:

•                  are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•                  are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

e)              Investment in equity investees

The Company’s investment in Broken Coast Cannabis Ltd. is accounted for using the equity method in accordance with IAS 28. The investment is initially recognized at the historical cost of each purchase of shares and includes transaction costs. After initial recognition, the financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity investees until the date on which significant influence ceases.

If the Company’s share of losses in an equity investee equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The carrying amount of investment in equity investee is tested for impairment in accordance with the policy described below.

f)               Cash

Cash consists of cash deposited in a large Canadian credit union.

g)             Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

7

CANNAN GROWERS INC.

Canadian Funds

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

h)             Impairment of long-lived assets

At each financial position reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

4)             Restatement of previously reported financial statements

Subsequent to the issuance of the previously reported financial statements for the year ended December 31, 2016 (filed on SEDAR on March 1, 2018) management determined that the income from equity investee and deferred income tax expense should be considered operating income not other comprehensive income. Management also identified a loan which had been settled for shares was shown as a cash payment and receipt within the statements of cash flows.

The following table summarize the effects of the adjustments described above:

Line item on the amended and restated statement of financial position:

	As at		As at
	31 December		31 December
	2016	Adjustment	2016
	(previously
	reported)		(restated)
Accumulated other comprehensive income	557,201	(557,201)	—
Retained earnings	(48,505)	557,201	508,696

	As at		As at
	31 December		31 December
	2015	Adjustment	2015
	(previously
	reported)		(restated)
Accumulated other comprehensive income	140,722	(140,722)	—
Retained earnings	(30,884)	140,722	109,838

8

CANNAN GROWERS INC.

Canadian Funds

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

Line item of the amended and restated statement in changes of equity:

	As at		As at
	31 December		31 December
	2015	Adjustment	2015
	(previously
	reported)		(restated)
Accumulated other comprehensive income	126,422	(126,422)	—
Retained earnings	(16,584)	126,422	109,838

Line item of the amended and restated statements of operations:

	Year ended		Year ended
	31 December		31 December
	2016	Adjustment	2016
	(previously
	reported)		(restated)
Income	—	486,779	486,779
Income before income taxes	(31,921)	486,779	454,858
Deferred income tax expense	—	(56,000)	(56,000)
Other comprehensive income	430,779	(430,779)	—

Line item of the amended and restated statements of cash flows:

	Year ended		Year ended
	31 December		31 December
	2016	Adjustment	2016
	(previously
	reported)		(restated)
Investment in equity investee	(754,718)	350,000	(424,718)
Advances from shareholders	767,874	(350,000)	417,874

In 2016, the Company advanced amounts to Broken Coast Cannabis Ltd., an equity accounted investee for $350,000. The amounts lent were repaid through additional shares of Broken Coast Cannabis Ltd. shares and therefore represented a non-cash transaction.

5)             Critical accounting judgements and estimates

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in

9

CANNAN GROWERS INC.

Canadian Funds

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the financial statements.

a)             Key sources of estimation uncertainty

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

6)             Accounting standards issued but not yet effective

The following accounting standards have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective for the Company; both the effective date and the expected impact are noted, based on the information currently available.

a)             IFRS 9, Financial Instruments

IFRS 9 was initially issued by the IASB on 12 November 2009 and issued in its completed version in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple rules in IAS 39 with a measurement model for debt instruments having three categories: amortized cost, fair value through OCI and fair value through profit and loss. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Financial assets that are equity instruments are measured at fair value through profit and loss unless irrevocably designated as fair value through OCI. The new standard also requires a single impairment method to be used, based on expected credit losses, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for financial years beginning on or after 1 January 2018.

7)             Financial instrument classification and measurement

Financial instruments of the Company carried on the statements of financial position are carried at amortized cost. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 December 2017.

a)             Fair values of financial assets and liabilities

The Company’s financial instruments include cash, due from related parties, accounts payable and accrued liabilities, and due to shareholders. As at 31 December 2017 and 2016, the carrying value of cash is fair value. Due from related parties, accounts payable and accrued liabilities, and due to shareholders equal their fair value due to their short-term nature.

b)             Credit risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Company is not exposed to significant credit risk.

10

CANNAN GROWERS INC.

Canadian Funds

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

c)              Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is not exposed to significant interest rate risk as all amounts are held through non-interest or fixed interest related party loans.

d)             Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. As the Company is a vehicle through which other investments are held, its strategy is to minimize the total amount of ongoing liquidity requirements to amounts that can be discharged and funded by related parties.

8)             Investment in Broken Coast Cannabis Ltd.

Broken Coast Cannabis Ltd. (“Broken Coast”), formerly Greenleaf Medicinals Ltd., was incorporated under the Canada Business Corporations Act of British Columbia on 21 February 2013.

The registered and records office of the Broken Coast is 4th Floor, 931 Fort Street, Victoria, BC, V8V 3K3.

Broken Coast is a licensed producer of medical marihuana based in Duncan, British Columbia, licensed under the Controlled Drugs and Substances Act (Canada). The principal activities of Broken Coast are the production and sale of medical marihuana as regulated by the Access to Cannabis for Medicinal Purposes Regulations (“ACMPR”).

Broken Coast produces separate financial statements that are prepared in compliance with IFRS. Broken Coast has 135,760 shares outstanding as at 31 December 2017 (31 December 2016 — 124,907) with 33,576 being owned by Cannan Growers Inc. (31 December 2016 — 33,576) for an 25.29% proportionate interest (31 December 2016 —27.54%). The Company purchased 8,510 shares of Broken Coast on March 2, 2015 at which point the Company had significant influence in Broken Coast and began recording it’s investment under the equity method, previously held at cost.

	31 December	31 December
	2017	2016
Current assets	$5,716,045	$2,807,299
Non-current assets	12,797,868	3,769,744
Current liabilities	(8,679,513)	(2,331,206)
Non-current liabilities	(487,156)	(197,746)
Net assets	$9,347,244	$4,048,091

During the year ended 31 December 2017 Broken Coast reported revenue of $9,976,536 (2016 - $4,596,387) and net income of $2,793,479 (2016 - $1,860,735).

	Year ended	Year ended
	31 December	31 December
	2017	2016
Opening balance	$3,045,459	$1,783,962
Investment	—	774,718
Income from equity investee	1,090,900	486,779
Net income and comprehensive income	$4,136,359	$3,045,459

11

CANNAN GROWERS INC.

Canadian Funds

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

9)             Related party transactions

Included in due from related parties as at 31 December 2017, is $nil (2016 - $44,344) owing from related parties. Also included in due to shareholders as at 31 December 2017, is $1,197,585 (2016 - $1,216,512) owing to shareholders of the Company. These balances are non-interest bearing and have been repaid subsequent to year-end.

10)      Share capital

a)             Authorized

Unlimited common shares without par value.

b)             Issued or allotted and fully paid

On 29 August 2013 the company issued 100 shares at $1 for a total of $100.

On 24 February 2016 the company subdivided the shares outstanding 1:91.94 for a total of 9,194 shares.

On 24 February 2016 the company issued 2,029.40 shares at an average price per share of $628.13 in forgiveness of $1,274,718 of related party debt.

11)      Capital management

The Company’s capital consists of shareholders’ equity. The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through loans from shareholders and related parties. The Company maintains minimal additional capital over required minimum liquidity amounts. As at 31 December 2017 total managed capital was comprised of shareholder’s equity of $2,485,960. There were no changes to the Company’s approach to capital management during the period. The Company is not subject to externally imposed capital requirements.

12)      Income Taxes

The following table reconciles the expected income taxes at the Canadian statutory income tax rates to the amounts recognized in the statements of financial position as at 31 December 2017 and 31 December 2016:

	31 December	31 December
	2017	2016
Net income	$1,068,753	$454,858
Statutory tax rate	26.50%	26.50%
Expected income tax expense	283,220	120,537
Other	77,218	(73,037)
Change in deferred tax asset not recognized	5,869	8,500
Total income tax expense	$366,307	$56,000

12

CANNAN GROWERS INC.

Canadian Funds

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax liabilities at 31 December 2017 and 31 December 2016 are comprised of the following:

	31 December	31 December
	2017	2016
Non-capital losses carried forward	$18,769	$12,900
Temporary difference in investment in equity investee	(455,376)	(83,200)
Net deferred tax (liability)	$(436,607)	$(70,300)

The Company has non-capital loss carry forwards of approximately $70,652 (2016: $48,505) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities.

13)      Subsequent events

Effective 1 February 2018, the Company and equity investee Broken Coast were acquired by Aphria Inc. (“Aphria”) in a previously announced acquisition (the “Transaction”) acquiring 99.86% of all of the issued and outstanding Class A common shares of Broken Coast. This Transaction included the acquisition of 100% of all the issued and outstanding shares of the Company. The closing was effected pursuant to the terms of a definitive share purchase agreement (the “SPA”) effective 1 February 2018 by and among Aphria and the vendors party thereto (collectively, the “Vendors”). Pursuant to the SPA, Aphria has acquired the Class A common shares held by the Vendors for an aggregate purchase price of approximately $217 million, subject to customary adjustments. The purchase price has been satisfied by Aphria issuing to the Vendors an aggregate of 14,373,675 common shares in the capital of Aphria.

13